

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Kent Steinwert
Chairman, President and Chief Executive Officer
Farmers & Merchants Bancorp
111 W. Pine Street
Lodi, CA 95240

Re: Farmers & Merchants Bancorp
      Form 10-K
      Filed March 11, 2010
      File No. 000-26099

Dear Mr. Steinwert:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief